HILTON GRAND VACATIONS BORROWER LLC

HILTON GRAND VACATIONS BORROWER INC.

6355 MetroWest Boulevard, Suite 180

Orlando, Florida 32835

December 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Attention: Kasey Robinson

RE:	Hilton Grand Vacations Borrower LLC

Hilton Grand Vacations Borrower Inc.

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-221194

Dear Ms. Robinson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hilton Grand Vacations Borrower LLC, Hilton Grand Vacations Borrower Inc., and the additional registrants listed in the above-captioned registration statement hereby request that the effective date of the above-captioned registration statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on December 8, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Alexander J. Park at (202) 857-4418 of Womble Bond Dickinson (US) LLP.

Very truly yours,

HILTON GRAND VACATIONS BORROWER LLC

By:	/s/ Charles R. Corbin
Name:	Charles R. Corbin
Title:	Executive Vice President and Secretary

HILTON GRAND VACATIONS BORROWER INC.

By:	/s/ Charles R. Corbin
Name:	Charles R. Corbin
Title:	Executive Vice President and Secretary

cc:	Alexander J. Park, Esq.,

Womble Bond Dickinson (US) LLP